FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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14 September 2017 07:00 BST

ASTRAZENECA AND ASPEN ENTER AGREEMENT FOR
REMAINING RIGHTS TO ANAESTHETIC MEDICINES

Agreement builds on 2016 collaboration on commercialisation
rights to anaesthetic medicines in markets outside the US

AstraZeneca today announced that it has entered into an agreement with Aspen Global Incorporated (AGI), part of the Aspen Group, under which AGI will now acquire the residual rights to the established anaesthetic medicines comprising of Diprivan,
EMLA, Xylocaine/Xylocard / Xyloproct , Marcaine, Naropin, Carbocaine and Citanest.

AstraZeneca entered into an agreement with AGI in June 2016, under which AGI gained the exclusive commercialisation rights to the medicines in markets outside the US.Under the terms of the new agreement, AGI will now acquire the remaining rights to the intellectual property and manufacturing know-how related to the anaesthetic medicines for an upfront consideration of $555 million. Additionally, AGI will pay AstraZeneca up to $211 million in performance-related milestones based on sales and gross margin during the period from 1 September 2017 to 30 November 2019. AstraZeneca will continue to manufacture and supply the medicines to AGI during a transition period of up to five years.

Mark Mallon, Executive Vice President, Global Product and Portfolio Strategy, AstraZeneca said: "AstraZeneca, AGI and patients have all benefitted from the successful commercial agreement we established last year. As our relationship has evolved, AGI has shown that it is in a strong position to maximise the value and reach of the anaesthetic medicines through its extensive commercial network. Disposing the remaining rights to the medicines allows both companies to benefit from greater efficiencies as AstraZeneca continues to focus our resources on our three main therapy areas."

Stephen Saad, Group Chief Executive, Aspen, said: "This second transaction allows AGI to reap the additional benefits from the excellent strategic acquisition that the anaesthetics portfolio has proven to be for Aspen and a key part of this will be to continue leveraging the strong working relationship that AGI has developed with AstraZeneca."

Financial considerations
Under the terms of the original agreement, entered into in June 2016, AGI made an upfront payment to AstraZeneca of $520 million and agreed to make future Product Sales-related payments of up to $250 million (see first payment below), as well as paying double-digit percentage royalties on Product Sales. AstraZeneca agreed to continue to manufacture and supply the medicines to AGI on a cost-plus basis for an initial period of 10 years.

The new agreement does not impact the first Product Sales-related payment of $150 million due to AstraZeneca, for which the contingent terms have now been met. This income will be recorded as Externalisation Revenue in the Company's financial statements in the third quarter of 2017.

Under the new agreement, AGI will no longer pay royalties to AstraZeneca. The remaining $100 million Product Sales-related payment from the original agreement will be made to AstraZeneca in 2018, if the contingent terms are met, and will be recorded as Other Operating Income to reflect the reduced ongoing interest in the medicines as a result of the new agreement.

Further, as AstraZeneca will transition the manufacture and supply of the medicines to AGI, and therefore will have a reduced ongoing interest, the $555 million upfront and up to $211 million sales and gross margin-related payments from the new agreement will also be recorded as Other Operating Income in the Company's financial statements.

The new, additional agreement is expected to close in the fourth quarter of 2017, subject to customary closing conditions and regulatory clearances. It does not impact AstraZeneca's financial guidance for 2017.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Christer Gruvris	Diabetes;Autoimmunity,Neuroscience & Infection	+44 203 749 5711
Nick Stone	Respiratory; Brilinta	+44 203 749 5716
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14th September 2017

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary